SUMMARY ADVERTISEMENT

Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 27, 2011, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
including the Associated Common Stock Purchase Rights
of
EMS TECHNOLOGIES, INC.
at
$33.00 NET PER SHARE
by
EGRET ACQUISITION CORP.
a wholly-owned subsidiary of
HONEYWELL INTERNATIONAL INC.

          Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.10 per share (“EMS Common Stock”), of EMS Technologies, Inc., a Georgia corporation (“EMS”), including the associated common stock purchase rights issued under the Amended and Restated Shareholder Rights Plan of EMS, as amended (“Rights Plan”) (collectively, with EMS Common Stock, “Shares”), at a purchase price of $33.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL INITIALLY EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 25, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

          The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and EMS. The Merger Agreement provides that following the completion of the Offer, and subject to certain conditions, Purchaser will be merged with and into EMS (the “Merger”), with EMS continuing as the surviving corporation and wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by EMS, Parent, Purchaser or their respective subsidiaries, or (ii) by shareholders who validly exercise their dissenters’ rights under Georgia law with respect to such Shares and for whom dissenters’ rights are available under Georgia law) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in the Offer to Purchase.

          There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition, (ii) the Governmental Entity Conditions, (iii) the Competition Laws Condition and (iv) the FCC Condition. These and other conditions of the Offer are described in detail in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). The “Minimum Tender Condition” requires the valid tender prior to the then scheduled Expiration Date of Shares, that together with any shares then owned by Parent or Purchaser, represent at least a majority of the then outstanding Shares (determined on a fully diluted basis, including stock options vested and exercisable as a result of the Merger Agreement but excluding underwater stock options). Subject to applicable SEC rules and regulations and the terms of the Merger Agreement, Purchaser can waive, in whole or in part, any of the Offer Conditions or modify the terms of the Offer, but cannot waive or modify the Offer Conditions described in Section 1 of the Offer to Purchase (including the Minimum Tender Condition) without EMS’ consent. Under the Merger Agreement and subject to certain conditions to exercise, EMS granted to Purchaser a one-time irrevocable option to purchase, at the Offer Price per Share, the number of Shares that (after adding any Shares owned by Parent and Purchaser immediately before exercising this option), constitutes one Share more than 90% of the issued and outstanding Shares (on a fully diluted basis) immediately after the exercise of this option.

          The EMS board of directors (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger) are fair to and in the best interests of EMS and its shareholders and (ii) recommended that EMS shareholders accept the Offer and tender their Shares pursuant to the Offer.

          Purchaser will extend the Offer for successive periods of up to ten business days each if, at the then-scheduled Expiration Date, any of the Offer Conditions are not satisfied or waived by Purchaser or EMS and it is reasonably expected that such Offer Conditions may be satisfied prior to the Outside Date (as defined below). Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (“SEC”) or its staff applicable to the Offer. After expiration of the Offer and acceptance of Shares tendered, and not validly withdrawn, from the Offer, Purchaser may provide for an additional subsequent offering period of not less than five business days and up to 20 business days beginning on the next business day following the then scheduled Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. If Purchaser includes a subsequent offering period, Purchaser will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and Purchaser will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

          In each case, Purchaser is not obligated to extend the Offer beyond September 30, 2011, except if certain Offer Conditions (including those relating to certain regulatory approvals) have not been satisfied prior to such date and other conditions are satisfied, in which case the Offer will be extended to no later than December 31, 2011 (the “Outside Date”). Purchaser will promptly make a public announcement of any extension, delay, termination, waiver or amendment of the Offer. With respect to an extension, such announcement will be made by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

          On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not withdrawn prior to the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to Bank of New York Mellon Shareowner Services (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

          In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

          Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after August 25, 2011, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser. An effective withdrawal of Shares requires a written or facsimile transmission notice of withdrawal that is timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares were tendered pursuant to the book-entry transfer procedures as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depositary Trust Company to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

          Purchaser will determine, in its reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and its determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, EMS or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

          The Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on EMS’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, custodians and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

          Tendering shareholders’ receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences of the Offer or the Merger.

          The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

          The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

          Questions and requests for assistance or copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or custodian for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense.

The Information Agent for the Offer is:
D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 290-6429

June 27, 2011